

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

September 30, 2009

Ms. Lisa K. Vansickle
Senior Vice President & Chief Financial Officer
First Banks, Inc.
135 North Meramac
Clayton, MO 63105

> **RE:** **First Banks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Quarterly Period Ended June 30, 2009**
> **File No. 001-31610**

Dear Ms. Vansickle:

We have reviewed your response letter dated September 4, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 26, 2009.

Form 10-Q filed for period ended June 30, 2009

Item 1. Financial Statements

Notes to Consolidated Financial Statements

1. We note your response to prior comment 5. Provide us with your goodwill impairment analysis performed during the second quarter ended June 30, 2009. The analysis should clearly address and explain the results

and management conclusions reached under both the Step 1 and Step 2 tests performed under SFAS 142. Further, provide us with your sensitivity discussion addressing the critical assumptions as it would have appeared for the second fiscal quarter of fiscal 2009.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief